

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 30, 2008

Via Facsimile (408) 349-3510 and U.S. Mail

Michael J. Callahan, Esq.
Executive Vice President, General Counsel
 and Secretary
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

**RE: Yahoo! Inc.
         Preliminary Proxy Statement on Schedule 14A
         Filed May 23, 2008
         File No. 000-28018**

Dear Mr. Callahan:

        We have reviewed the above-referenced filing and have the following comments.

Preliminary Proxy Statement

1.   Please fill in the blanks in your proxy statement.

Cover Page

2.   We note your disclosure that the three shareholder proposals will be voted on "if properly
        presented at the annual meeting." Please explain, in an appropriate place in the proxy
        statement, what is required for each proposal to be properly presented.

3.   Please revise your disclosure to explain why you "do not believe that election of the
        Icahn Entities' nominees to [your] Board of Directors is in the best interests of [your]
        stockholders."

Questions and Answers, page 1

4.   Please provide us supplementally a form of the voter instruction card referred to in this
        section.

What's the cost of soliciting proxies…, page 6

5.   We note that you and MacKenzie may employ various methods to solicit proxies, including by telephone, by mail, through the Internet or in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

6.   Please tell us whether the solicitation of proxies via the Internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize. Also, we note that you may solicit proxies through your website. Note that the website materials and any other written communications should be filed verbatim immediately in accordance with Rule 14a-12(b) as definitive additional materials. Any website you maintain should contain legends identifying the participants and encouraging security holders to read your proxy or consent statement.

Proposal No. 1, page 9

7.   Please disclose whether your nominees have consented to be named in your proxy statement. See Rule 14a-4(d).

Potential Payments Upon Termination or Change in Control, page 47

8.   Clarify whether the election of the Icahn Entities' nominees will result in a change of control under the severance plans and, if so, discuss the benefits that may be due to your named executive officers under the plans and quantify the total benefits that your officers may receive.

Appendix A

9.   With respect to your disclosure in this section under the heading "Miscellaneous Information Concerning Participants," please tell us why you need to qualify your disclosure by reference "to [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

Form of Proxy Card

10.   Please revise to indicate that the proxy card is a "preliminary copy." Refer to Rule 14a-6(e)(1).

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to Matthew Crispino at (202) 551-3456 or, in his absence, to me at (202) 551-3619. You may also contact us via facsimile at (202) 772-9210. Please send all correspondence to us at the following ZIP code: 20549-4561.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (202)383-5414
        Robert Plesnarski, Esq.
        O'Melveny & Myers LLP
        Telephone: (202) 383-5149